UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Acantha Acquisition Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
William Tay 2000 Hamilton Street, #943 Philadelphia, PA 19130 (215) 405-8018
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Tay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”) of Acantha Acquisition Corp., whose principal executive offices are located at 2000 Hamilton Street, #943, Philadelphia, PA 19130, and c/o Harvard Business Services, Inc. (Resident Agent), 16192 Coastal Highway, Lewes, DE, 19958  (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is William Tay (the “Reporting Person”).

(b) The business address of the Reporting Person is 2000 Hamilton Street, #943, Philadelphia, PA 19130.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President and Chief Executive Officer, TBM Investments, Inc., 2000 Hamilton Street, #943, Philadelphia, PA 19130.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the US.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person, William Tay, sold 31,390,000 shares of the Issuer in a private transaction to Antonio Beccari, and received the sum of $59,990. After the sale, William Tay owns 0 shares of the common stock of the Issuer.

Item 4. Purpose of Transaction.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,390,000 shares of common stock of the Issuer by William Tay to Antonio Beccari.

As part of the acquisition and pursuant to the Stock Purchase Agreement, William Tay resigned as the Issuer's President, Chief Executive Officer, Treasurer, Secretary and Director effective March 10, 2011.

Item 5. Interest in Securities of the Issuer.

(a) William Tay beneficially owns 0 shares of the Issuer's Common Stock.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e)  On March 10, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Stock Purchase Agreement, dated February 8, 2011, between the William Tay and Antonio Beccari (Incorporated herein by reference to an 8-K report filed by the Issuer on March 9, 2011).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2011

/s/ William Tay
William Tay